Exhibit 99.2

China Xiangtai Food Co., Ltd. Wins the First Class Award of 2020 Excellent Chongqing International Food Enterprise Recommendation

CHONGQING, China, Aug. 3, 2020 /PRNewswire/ -- China Xiangtai Food Co., Ltd. (NASDAQ: PLIN) ("PLIN" or the "Company"), an emerging growth company engaged in the food processing business, today announced that the Company was awarded the First Class Award of 2020 Excellent Chongqing International Food Enterprise Recommendation (the "Award") by Preferred Merchant (www.shouxuan18.cn), an enterprise information integration and marketing platform that ranks enterprises in different industries and conducts strict field investigations and real-time monitoring of enterprises.

The Award aims to build a quality international food market, to lead the development of the international food industry, to enhance competitive advantages of international food companies, to cultivate a good market environment, to set up industry standards, and to promote a sustainable, steady and vigorous development of the Chinese international food industry. Also, the Award provides consumers with authoritative guidance and assistance, resulting in more rational consumption choices and saving time and energy for consumers.

"We are excited to win the Award. The recognition from Preferred Merchant reinforces our growing footprint locally, where we continue to increase our products offerings, ensure our products' quality, and attract more customers. The Award highlights the commitment and passion of our team to build an industry benchmark that meets consumers' needs for healthy and high-quality food," said Ms. Zeshu Dai, Chairman and Chief Executive Officer of the Company.

Ms. Dai continued, "Every year we receive multiple awards, and every one of them demonstrates the PLIN's exceptional reputation and market position. We are honored to receive the Award from Preferred Merchant and we believe it can help improve PLIN's branding awareness and expand our business."

About China Xiangtai Food Co., Ltd

Headquartered in Chongqing, China, China Xiangtai Food Co., Ltd, is a food company primarily engaged in pork processing. The Company's operations span key sections of the pork processing value chain, including slaughtering, packing, distribution, and wholesale of a variety of fresh pork meat and parts. Primarily focused on pork products, the Company also offers other fresh and processed products, including beef, lamb and poultries. Through the recent acquisition of Chongqing Ji Mao Cang Feed Co., Ltd, the Company has also expanded into the business of feed raw material and feed formula solutions. Through its core values, the Company is committed to maintaining the highest standards of food safety, product quality, and sustainability to provide high-quality, nutritious, and tasty food in a responsible manner through its portfolio of trusted brands. For more information, please visit http://ir.plinfood.com/.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

Company Contact:
Mr. Xiaohui Wu, President
China Xiangtai Food Co., Ltd.
Phone: +86-1860-117-0697
Email: ir@plinfood.com

Investor Relations Contact
Ms. Tina Xiao, President
Ascent Investor Relations LLC
Phone: +1-917-609-0333
Email: tina.xiao@ascent-ir.com